

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
5th Floor, Distrii Center, Silver Court
No. 218 Xizang South Road, Huangpu District, Shanghai 200021
People's Republic of China

> **Re: AgiiPlus Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 17, 2022**
> **CIK No. 0001932470**

Dear Dr. Hu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 17, 2022

Prospectus Summary, page 1

1. We note the extensive discussion of competitive strengths and statement that you are "one of the fastest-growing work solutions providers." Please revise to provide balanced disclosure regarding your prospects and risks. For example, please include disclosure of the company's dependence on the proceeds of the offering to meet working capital requirements, to the extent accurate. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than listing generalized risk factors at the end of this section.

2.   Please revise to provide the basis for your page 4 statement that "the operations of AgiiPlus' PRC subsidiaries are not restricted or limited by PRC laws and regulations for foreign investment."

3.   Please revise to provide the basis for your page 6 statement of belief that each of AgiiPlus and AgiiPlus' PRC subsidiaries is currently not required to obtain any permission or approval.

4.   Please revise the page 18 discussion of the Class B shares and where appropriate to address the extent to which the Class B shareholders will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Similarly, to the extent appropriate disclose:
   - that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest,
   - the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval, and
   - any sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion of high-vote shares.

5.   We note the statement that AgiiPlus, "through its subsidiaries, has created an integrated platform connecting onsite workspaces and digital services through technology." We also note the disclosure indicating that the entity operating Maxoffice agreed to offer online platform services and other types of services to Shanghai Huiying as a third-party service provider. Please revise to clearly indicate which products and services you provide and which are provided by third parties. In this regard, with a view to disclosure, please advise us of the approximate percentage of your revenues provided by former VIEs.

Risk Factors, page 19

6.   Please revise the first risk factor on page 49 to discuss, if true, that the high-vote Class B shares will result in you being considered a "controlled company" under applicable listing standards. Please provide similar disclosure on the Cover Page and Prospectus Summary.

Enforcement of Civil Liabilities, page 63

7.   Please revise this section to clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. In addition, please revise the risk factor on page 53 to clearly disclose those officers and directors that

are located outside of the United States and further expand upon the risks of enforcing civil liability against officers and directors.

Corporate History and Structure, page 65

8.   We note the agreement with Shanghai Huiying for use of the Maxoffice website under the Tangtang brand in consideration for payments to Shanghai Zhiban for services fees "actually incurred." We also note your comment 1 response in your transmittal letter dated June 17, 2022. Please revise to clarify the nature of the services and quantify the approximate amount of fees that have been paid. Additionally, please revise to clarify the extent to which the Maxoffice employees, including Mr. Yong Ni, are now solely your employees.

Management's Discussion and Analysis, page 67

9.   We note your page 2 and page 92 disclosure that the growth of the work solution industry was "slightly hindered" by the COVID-19 pandemic in 2020 and 2021. Please revise here and where appropriate to further clarify in qualitative and quantitative terms the impact of COVID-19 on your operations. Please also revise to further explain the measures AgiiPlus "timely adopted" in response to the challenges brought by the pandemic.

10.   We note the forecasted net income as set forth on page 32 of the slide deck filed by Goldenbridge Acquisition Limited under Form 8-K on November 5, 2021. It appears your actual net income for the Year Ended December 31, 2021 was approximately 17% below forecast. It also appears your actual revenues and other metrics were also significantly below forecast. Please update your discussion of material events and uncertainties and further clarify the company's financial position and further risks to the business operations and liquidity in light of these circumstances. See Item 303(a) of Regulation S-K. In addition, please revise to update your forward-looking disclosures throughout the filing to the extent they are based on the forecasts.

You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Guillaume de Sampigny